SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2002

                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|         Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                |_|         Yes               |X|     No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's proxy statement dated November 18, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is a form of proxy mailed to the Registrant's shareholders on or about November 19, 2002.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELBIT MEDICAL IMAGING LTD.
                                        (Registrant)


                                        By: /s/ Shimon Yitzhaki
                                            ------------------------------------
                                            Name:  Shimon Yitzhaki
                                            Title: President

Dated: November 19, 2002.

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.         Description
    -----------         -----------

    1.                  Proxy statement dated November 18, 2002.

    2.                  Form of proxy mailed to the Registrant's shareholders.

                                    EXHIBIT 1
                                    ---------

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001


     Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of Shareholders of Elbit Medical Imaging Ltd. (the "Company") to be held at 11:00 a.m. (Israel time) on Wednesday, December 25, 2002, at the Company's offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel.

     The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

     For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote "FOR" Proposals 1 through 8, as specified on the enclosed form of proxy.

     We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

     Thank you for your continued cooperation.


                                    Very truly yours,

                                    MORDECHAY ZISSER
                                    Executive Chairman of the Board of Directors


Tel-Aviv, Israel
November 19, 2002

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

                        NOTICE OF ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS

     Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elbit Medical Imaging Ltd. (the "Company") will be held at the Company's offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel, on Wednesday, December 25, 2002, at 11:00 (Israel time), for the following purposes:

     1. To re-elect six (6) persons as directors of the Company;

     2. To approve the appointment of the Company's auditors for the fiscal year ended December 31, 2002 and to authorize the Company's board of directors (the "Board of Directors") to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

     3. To ratify and approve the purchase by the Company of insurance policies for the coverage of liability of officers and directors of the Company, including as officers or directors of the Company's subsidiaries;

     4. To approve a payment of a bonus to the Company's President and director for the fiscal year ended December 31, 2001;

     5. To appoint Mr. Yosef Apter as an external director of the Company;

     6. To approve an employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and the indirect controlling shareholder of the Company;

     7. To approve an amendment to the exercise price of options to purchase 350,000 ordinary shares of the Company, New Israeli Shekel 1.0 nominal value each, which were granted to Mr. Zisser on September 9, 2001; and

     8. To approve an amendment to the remuneration terms of the Company's President and director.

     In addition, the shareholders will be requested to consider at the Meeting the directors' report and the financial statements of the Company for the fiscal year ended December 31, 2001.

     Shareholders of record at the close of business on November 18, 2002 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies by voting their shares in person at the Meeting.

     Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

                                    By Order of the Board of Directors,

                                    MR. MORDECHAY ZISSER
                                    Executive Chairman of the Board of Directors

                                    MR. SHIMON YITZHAKI
                                    President

                                    MR. MARC LAVINE
                                    Corporate Secretary

Tel Aviv, Israel
November 19, 2002

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6011

                                 PROXY STATEMENT

     This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 1 nominal value (the "Shares"), of Elbit Medical Imaging Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Wednesday, December 25, 2002, at 11:00 a.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

     At the Meeting, the shareholders will be asked to vote on the following matters:

     1. To re-elect six (6) persons as directors of the Company;

     2. To approve the appointment of the Company's auditors for the fiscal year ended December 31, 2002 and to authorize the Board of Directors to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

     3. To ratify and approve the purchase by the Company of insurance policies for the coverage of liability of officers and directors of the Company, including as officers or directors of the Company's subsidiaries;

     4. To approve a payment of a bonus to the Company's President and director for the fiscal year ended December 31, 2001;

     5. To appoint Mr. Yosef Apter as an external director of the Company;

     6. To approve an employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and the indirect controlling shareholder of the Company;

     7. To approve an amendment to the exercise price of options to purchase 350,000 ordinary shares of the Company New Israeli Shekel 1.0 nominal value each, which were granted to Mr. Zisser on September 9, 2001; and

     8. To approve an amendment to the remuneration terms of the Company's President and director.

     In addition, the shareholders will be requested to consider at the Meeting the directors' report and the financial statements of the Company for the fiscal year ended December 31, 2001.

     Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

     The approval of each of Proposals 1 through 4 and 8 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy.

     The approval of Proposal 5 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company, present at the Meeting in person or by proxy; votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes; or (ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     The approval of each of Proposals 6 and 7 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, present at the Meeting in person or by proxy; votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes; or (ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     A shareholder participating in the Meeting shall advise the Company, prior to exercising such shareholder's voting rights at the Meeting with respect to each of Proposals 6 and 7, whether or not such shareholder has a personal interest in such proposals. In the event that such shareholder delivers a signed proxy card to the Company, such shareholder should indicate in the proxy card whether or not such shareholder has a personal interest in the foregoing proposals. Shares of a shareholder who does not so indicate with respect to the foregoing proposals shall not be voted on such proposals.

     Under the Israeli Companies Law of 1999, a "Personal Interest" means a personal interest of a person in an act or transaction of a company, including a personal interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from a person's holding of a company's shares, shall not be deemed a "Personal Interest".

     No less than two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum at the Meeting. If within a half hour after the time appointed for the holding of the Meeting no quorum is present, the Meeting shall stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to the shareholders, and if at such adjourned meeting a quorum is not present within a half hour after the appointed time, two shareholders present in person or by proxy shall constitute a quorum.

     A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting, unless other instructions are specified, "FOR" all of the proposals set forth above (except for Proposals 6 and 7, as described above). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their shares in person at the Meeting.

     Proxies for use at the Meeting are solicited by the management of the Company and the Board of Directors. Proxies will be mailed to shareholders and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

                      OUTSTANDING SHARES AND VOTING RIGHTS

     The Company had 23,691,820 Shares outstanding as of November 14, 2002 (1). Each Share is entitled to one vote upon each matter to be presented at the Meeting.

                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of November 14, 2002, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the issued and outstanding Shares, (ii) all current officers and directors of the Company as a group, and (iii) Elscint Limited ("Elscint"), a subsidiary of the Company listed on the New York Stock Exchange:

--------------------

1 Such number excludes 76,900 Shares held by the Company and 5,000 Shares held by a trustee in favor of the Company in connection with the Company's incentive plan for officers and employees. Such number includes (i) 676,709 Shares held by, or for the benefit of, Elscint (out of a total of 885,140 Shares held by, or for the benefit of, Elscint) and (ii) 311,585 Shares issued pursuant to the Company's employees and officers incentive plan and not yet vested, with respect to all of which there are currently no voting rights.


==========================================================================================================
         Name and Address                      Number of Shares         Percent of Shares Beneficially
                                                                                  Owned (2)
==========================================================================================================
Europe-Israel (M.M.S.) Ltd.
13 Mozes Street
Tel Aviv, Israel                               13,437,584 (3)                       59.2%
----------------------------------------------------------------------------------------------------------
Provident Funds of Bank Leumi
32 Yehuda Halevi Street
Tel Aviv, Israel                                1,927,716 (4)                        8.5%
----------------------------------------------------------------------------------------------------------
Trust Funds of Bank Leumi
32 Yehuda Halevi Street
Tel Aviv, Israel                                1,156,449 (4)                       5.09%
----------------------------------------------------------------------------------------------------------
All officers and directors of the Company as
a group (9 persons)                            14,163,417 (5)                       61.4%
----------------------------------------------------------------------------------------------------------
Elscint Limited
13 Mozes Street
Tel Aviv, Israel                                  208,431 (6)                        0.9%
==========================================================================================================


--------------------
2 The number of Shares outstanding used for the calculation of percentages excludes (i) 76,900 Shares held by the Company and 5,000 Shares held by a trustee in favor of the Company in connection with the Company's employees and officers incentive plan, and (ii) 988,294 Shares with respect to which there are currently no voting rights (see Footnote 1).
3 Control Centers Ltd. ("Control Centers"), a privately held Israeli corporation, is the parent company of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), an Israeli corporation listed on the Tel-Aviv Stock Exchange ("TASE") and the Company's parent. Control Centers is engaged, through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, the hi-tech industry, medical resonance, and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel. As of November 14, 2002, Control Centers, which is controlled by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, held approximately 80.18% of the issued and outstanding share capital of Europe-Israel (approximately 73.55% on a fully diluted basis).
4 According to a letter to the Company dated October 1, 2002.
5 Includes 13,437,584 Shares held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Control Centers, and hence of Europe-Israel, as described in Footnote 3 above. Mr. Zisser disclaims beneficial ownership of such Shares. Also includes 350,000 Shares underlying currently exercisable options.
6 This number excludes 676,709 Shares held by, or for the benefit of, Elscint, with respect to which there are currently no voting rights (see Footnote 2). The Company holds (through a wholly-owned subsidiary) approximately 58.71% of Elscint's issued and outstanding shares.

Proposal No. 1

                            RE-ELECTION OF DIRECTORS

     At the Meeting, six (6) directors are to be re-elected, each to hold office until the next Annual General Meeting of Shareholders and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provision of the articles of association of the Company or applicable laws or regulations. The nominees and the nominee for an external directorship (see Proposal 5 below), if elected, together with the incumbent external director, will constitute the entire Board of Directors. Unless otherwise instructed, all proxies will be voted in favor of the six (6) nominees listed below as directors of the Company.

     Note that one of the Company's external directors has recently completed the term of his appointment in accordance with Israeli law, and the Company is soliciting votes for the election of a nominee for such office (see Proposal 5 below).

     The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

     In the event that any of the nominees is not able to serve, under the articles of association of the Company the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

     The table below sets forth the names of the nominees and the incumbent external director, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 14, 2002:


====================================================================================================================
          NOMINEE                YEAR FIRST             PRINCIPAL OCCUPATION                      BENEFICIAL
                                  BECAME A                 OR EMPLOYMENT                          OWNERSHIP
                                  DIRECTOR                                                        OF SHARES*
====================================================================================================================
Mordechay                            1999          President and Executive Chairman
Zisser(1)(2)                                       of the board of directors of each
                                                   of Control Centers and Europe-
                                                   Israel and Executive Chairman of
                                                   the Board of Directors                         13,787,584 **
--------------------------------------------------------------------------------------------------------------------
Shimon                               1999          President of the Company and
Yitzhaki(1)(2)(3)                                  Vice President of Europe-Israel                    33,333
--------------------------------------------------------------------------------------------------------------------
Rachel Lavine(3)                     1999          President of Elscint and Vice
                                                   President of Europe-Israel                         30,000
--------------------------------------------------------------------------------------------------------------------
Avraham Elimelech                    1999          Chairman of Ezra Lemarpeh
Firer                                                                                                  7,500
--------------------------------------------------------------------------------------------------------------------
Joshua (Shuki)                       1999          Mayor of the City of Rehovot,
Forer(4)                                           Israel                                              7,500
--------------------------------------------------------------------------------------------------------------------
Shalom Singer(1)(3)                  1999          Executive Vice Chairman of the
                                                   Board of Directors and senior
                                                   executive officer of Singer Barnea
                                                   & Co., Ltd.                                        15,000
--------------------------------------------------------------------------------------------------------------------



=====================================================================================================
     CURRENT            YEAR FIRST       PRINCIPAL OCCUPATION                   BENEFICIAL
     EXTERNAL             BECAME           OR EMPLOYMENT                        OWNERSHIP
     DIRECTOR           DIRECTOR                                                OF SHARES
=====================================================================================================
Meir                       1999          Chief Executive Officer of KAN
Kaisserman(2)(3)(4)                      Textile Dyeing & Finishing Ltd.,
                                         Milat Textile Industries & ARKA
                                         Investment Ltd.                               7,500
=====================================================================================================


(1)  Member of the Investment Committee.
(2)  Member of the Donation Committee.
(3)  Member of the Balance Sheet Committee.
(4)  Member of the Audit Committee.

* Note that under the Company's employees and officers incentive plan, the Company's directors were granted an additional 141,667 Shares with respect to which they currently have no voting rights. Such Shares are currently held by a trustee on behalf of the beneficial owners.
** Such number includes 350,000 Shares underlying options that were granted to Mr. Zisser and 13,437,584 Shares beneficially owned by Europe-Israel, which is indirectly controlled by Mr. Zisser.

     Mordechay Zisser. Mr. Zisser became Executive Chairman of the Board of Directors in May 1999. He has been President of Europe-Israel since March 1998 and its Chairman of the board of directors from March 1988, and President and Chairman of the board of directors of Control Centers since 1983. Mr. Zisser is active in charitable organizations. He is a member of the management of the "Oranit" hostel.

     Shimon Yitzhaki. Mr. Yitzhaki was appointed as the President and a member of the Board of Directors in May 1999. In May 1999 he was also appointed as a member of the board of directors of Elscint. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

     Rachel Lavine. Ms. Lavine was appointed as a member of the Board of Directors in May 1999. In May 1999 Ms. Lavine was also appointed as President and a member of the board of directors of Elscint. Since March 1998, she has served as Vice President of Europe-Israel, and since 1994 as Chief Financial Officer of Control Centers. Ms. Lavine holds a Bachelor of Arts degree in accounting from the Israeli Management College, and is a certified public accountant.

     Avraham Elimelech Firer. Mr. Firer was appointed as a member of the Board of Directors in May 1999. In 1979 he founded, and since then he has been the Chairman of "Ezra Lemarpeh" Association a voluntary association, which provides assistance to the sick and needy. "Ezra Lemarpeh" has established a logistic layout, which includes dozens of ambulances, a special ICU for flying patients abroad, a home care network that provides assistance for cancer stricken children and a Video-Conference System for international medical sessions. Mr. Firer is an ordained Rabbi, and holds an Honorary Doctorate from the Bar-Ilan University in Israel. In 1997, Mr. Firer received the "Israel Award", a distinguished and highly prestigious award granted to persons who contribute to social life in Israel. In 2002, Mr. Firer was awarded an Honorary Doctorate by the Weitzman Institute.

     Yehoshua (Shuki) Forer. Mr. Forer was appointed as a member of the Board of Directors in May 1999. He is the Mayor of the City of Rehovot in Israel. Mr. Forer is an attorney, and was the managing partner of Forer Azrieli and Partners, a law firm with offices in Tel-Aviv and Rehovot, from 1994 until 1998. Mr. Forer was the Acting Chairman of Herzlia Marina Ltd., Ashkelon Marina Ltd. and Control Centers from 1989 until 1994, and of Williger Ltd. from 1989 until 1991. Mr. Forer was the Managing Director of the Israeli Ministry of Industry and Commerce from 1983 until 1986 and of the Ministry's Investment Center From 1981 until 1983. From 1980 until 1981, Mr. Forer was an Assistant to the Minister of Industry and Commerce in charge of development areas. Mr. Forer was a member of the boards of directors of Bank Leumi Le-Israel Ltd., Israel Chemicals Ltd., Negev Phosphates Company Ltd., Industrial Buildings Corporation Ltd., Red Sea Hotels Ltd. and Ackerstein Zvi Ltd., and was a member of the Presidium and Vice President of the Association of the Tel-Aviv Chamber of Commerce from 1987 until 1996. Mr. Forer received his LL.B. with Honors from the Hebrew University in Jerusalem.

     Shalom Singer. Mr. Singer was appointed as Executive Vice Chairman of the Board of Directors and chairman of the Company's Investment Committee in May 1999. In May 2000 he was appointed a Director of Elscint. Mr. Singer is the founder and a senior partner of Singer Barnea & Co., an investment firm. Mr. Singer was the Director General of the Israeli Ministry of Finance from 1991 until 1992, and from 1986 until 1990 he was the Chief Executive Officer of the First International Bank of Israel. Mr. Singer is a graduate of the accounting faculty of Haifa University.

     The Company's current external director, Mr. Kaisserman, shall continue to serve as an external director for the remainder of his five-year term.

     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the election of Messrs. Zisser, Yitzhaki, Singer, Firer and Forer and Ms. Lavine as directors of the Company be, and the same hereby is, approved."
     ---------------------------------------------------------------------------

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

           APPROVAL OF THE APPOINTMENT OF AUDITORS FOR THE FISCAL YEAR
            ENDED DECEMBER 31, 2002 AND AUTHORIZATION OF THE BOARD OF
              DIRECTORS TO DETERMINE THE AUDITORS' REMUNERATION IN
                 ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR
                  SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

     Brightman Almagor & Co., the Israeli member of Deloitte & Touche, is nominated by the management of the Company for appointment as auditors of the Company for the fiscal year ended December 31, 2002. Such auditors have served as the Company's auditors as of 1999, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

         It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the appointment of Brightman Almagor & Co., the Israeli member of Deloitte & Touche, as auditors of the Company for the fiscal year ended December 31, 2002 be, and the same hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company for such fiscal year."
     ---------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

           RATIFICATION AND APPROVAL OF THE PURCHASE BY THE COMPANY OF
          INSURANCE POLICIES FOR THE COVERAGE OF LIABILITY OF OFFICERS
             AND DIRECTORS OF THE COMPANY, INCLUDING AS OFFICERS OR
                     DIRECTORS OF THE COMPANY'S SUBSIDIARIES

     It is proposed to approve the purchase of the following policies for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries.

     (i) An insurance policy for a one-year period beginning in August 2001 and ending in August 2002, covering a total liability of $50 million in the framework of the general insurance policy of Europe-Israel and companies controlled by it. The premium paid by the Company with respect to this insurance policy is approximately $120,000, of a total of $360,000 paid as a premium with respect to this insurance policy. The coverage of such policy also includes coverage for acts and/or omissions performed by the previous directors and officers of the Company for a one-year period beginning in August 2001 and ending in August 2002, without any retroactive limitation and subject to the terms of the policy. Note that such policy was extended for 28 days beginning on August 24, 2002 and ending on September 21, 2002 under the same terms and conditions as specified above, and for a total premium of approximately $32,600, of which the Company was responsible for approximately $10,800.

     (ii) An insurance policy for a one-year period beginning in September 2002 and ending in September 2003, covering a total liability of $27.5 million in the framework of the general insurance policy of Europe-Israel and companies controlled by it. The premium to be paid by the Company with respect to this insurance policy is approximately $191,666, of a total of $575,000 to be paid as a premium with respect to this insurance policy. The coverage of such policy also includes coverage for acts and/or omissions performed by the previous directors and officers of the Company for a one-year period beginning in September 2002 and ending in September 2003 without any retroactive limitation and subject to the terms of the policy.

     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the Company's purchase of insurance policies covering insurance of officers' and directors' liability, including as directors or officers of the Company's subsidiaries, and the terms of such policies, as presented to the shareholders, be, and same hereby is, approved and ratified."
     ---------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

            APPROVAL OF A PAYMENT OF AN ANNUAL BONUS TO THE COMPANY'S
                PRESIDENT AND DIRECTOR FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 2001

     Following the approval by the Audit Committee and Board of Directors, it is recommended to pay to Mr. Shimon Yitzhaki, the Company's President and director, an annual bonus of $100,000 for the fiscal year ended December 31, 2001, in light of his great contribution to the Company and the Company's good financial results.


     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the annual bonus of the Company's President and director for the fiscal year ended December 31, 2001, be, and the same hereby is, approved."
     ---------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

                       APPOINTMENT OF AN EXTERNAL DIRECTOR

     Prof. Moshe Many completed his service as an external director of the Company in August 2002, pursuant to applicable Israeli law. The Company proposes to appoint Mr. Yosef Apter as an external director of the Company.

     Yosef Apter. Mr. Apter has been the Chief Executive Officer of the Jerusalem College of Technology since 1994. From 1984 until 1994, Mr. Apter served as a Head Engineer of DSS, a company engaged in the development of Marom Instrument (a system for measuring car speed and distance). Mr. Apter served as a director of various organizations, including the Center for Investigation of Driving and Casualties, Shiloh Hesder Yeshiva, Binyamin Regional Council and Elad Non-Profit Organization, as well as several start-up companies. Mr. Apter holds a B.Sc. degree in Electronic Engineering from the Jerusalem College of Technology and an MBA degree from the Hebrew University in Jerusalem.

     Mr. Apter notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director.

     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the appointment of Mr. Yosef Apter as an external director of the Company, as presented to the shareholders, be, and the same hereby is, approved."
     ---------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

           APPROVAL OF AN EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND
          MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF
           DIRECTORS AND THE INDIRECT CONTROLLING SHAREHOLDER OF THE
                                     COMPANY

     It is proposed to approve an employment agreement between the Company and Mr. Mordechay Zisser, the main terms of which are as follows:

     Office: Mr. Zisser shall serve as an Executive Chairman of the Board of Directors. In such capacity, Mr. Zisser shall provide services to the Company and/or the Company's private subsidiaries and/or private affiliates. Mr. Zisser shall dedicate at least 80% of his time to this office.

     Salary: Mr. Zisser shall be entitled to a monthly salary of approximately NIS 142,000 (approximately $30,426(7), linked to the Israeli consumer price index known on August 1, 2002, as well as customary benefits described below. The salary shall be paid by the Company and/or its private subsidiaries and/or private affiliates. Note that Mr. Zisser has been serving as the Company's Executive Chairman of the Board of Directors as of May 1999.

     In addition, Mr. Zisser shall be entitled to unlimited reimbursement of his expenses incurred in connection with his office. It should be noted that Mr. Zisser has not incurred such expenses as of the date hereof.

     Benefits: Mr. Zisser is entitled to customary annual vacation, paid sick days, replenishment payment, managers' insurance and high education fund. The Company shall be responsible for any expenses incurred in the event that the foregoing benefits exceed the maximum amount of managers' insurance and high education fund exempted from taxes.

     Other Benefits: The Company shall provide Mr. Zisser with a vehicle of model and type suitable for his office and shall bear all costs and expenses in connection with such vehicle, including any expenses in connection with the payment of income tax and social security insurance. The Company also provides Mr. Zisser with a telephone, facsimile, mobile phone, computer, printer and modem and shall bear all installation costs and all reasonable expenses related thereto.

     Term: The term of the agreement shall be from August 1, 2002
(retroactively) and shall continue indefinitely. Any party to the agreement may terminate it by providing the other party with an advanced written notice of such termination of at least six (6) months.

     Mr. Zisser's term of employment by Europe-Israel shall be counted in calculating the period of his employment by the Company for all purposes. If the foregoing agreement is approved by the Company's shareholders, the rights to 80% of the amounts deposited by Europe-Israel in connection with Mr. Zisser's employment thereby in policies and all other amounts accumulated by Europe-Israel for Mr. Zisser shall be transferred to the Company, effective as of August 1, 2002.

     Mr. Zisser also serves as the President and Chairman of the board of directors of both Control Centers and Europe-Israel. In light of the fact that Mr. Zisser devotes at least 80% of his time to his office in the Company, Mr. Zisser's monthly salary in Europe-Israel shall be reduced, accordingly, to approximately NIS 35,500 (approximately $7,606), linked to the Israeli consumer price index, as well as customary social benefits. If this proposal is approved by the shareholders, such reduction shall be effective retroactively as of August 1, 2002. Note that Mr. Zisser's remuneration by the Company is not different from his remuneration by Europe-Israel, and that Mr. Zisser's cost of employment by the Europe-Israel group shall remain unchanged.

--------------------
7 Based on the exchange rate of 4.667 NIS per 1 dollar, as published in Israel on November 14, 2002. All NIS amounts in this proxy statement were translated according to the foregoing exchange rate.

     As stated above, Mr. Zisser has been serving as Executive Chairman of the Board of Directors since May 1999. To the date hereof, the Company has not paid Mr. Zisser any amounts with respect to such office and no allowance was made with respect to such payments on the Company's financial statements.

The Audit Committee and Board of Directors Reasoning
----------------------------------------------------

     In their approval of the proposed agreement with Mr. Zisser, the Audit Committee and Board of Directors stated that (i) Mr. Zisser greatly contributes to the Company's activities and the development of its business, (ii) the proposed terms of the agreement are appropriate for the scope of activities of the Company's Executive Chairman of the Board of Directors and the responsibilities involved in such office, and (iii) entering into the agreement is in favor of the Company.

     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and the indirect controlling shareholder of the Company, which terms have been approved by the Audit Committee and the Board of Directors and as presented to the shareholders, be, and the same hereby is, approved."
     ---------------------------------------------------------------------------

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

          APPROVAL OF AN AMENDMENT TO THE EXERCISE PRICE OF OPTIONS TO
         PURCHASE 350,000 SHARES OF THE COMPANY ISSUED TO MR. MORDECHAY
                           ZISSER ON SEPTEMBER 9, 2001

     The grant to Mr. Zisser of options to purchase 350,000 ordinary shares NIS 1 par value each (the "Options") was approved at the general meeting of the Company's shareholders held on August 30, 2001.

     The exercise price of each Option was set at NIS 35.7, linked to the rate of increase in the representative rate of the US dollar between the base rate (NIS 4.2 per 1 US dollar) and the rate known at the time of exercise. Based on the foregoing, the exercise price of each Option on November 14, 2002 was NIS
39.66. All of the Options are currently exercisable, and their term is three years from the date of the grant thereof (September 9, 2001). As of the date hereof, Mr. Zisser has not exercised any of the Options.

     For additional details with respect to the grant of the Options, see the Company's Proxy Statement dated August 2, 2001.

     For the reasons set forth below, it is proposed to amend the exercise price of each Option to NIS 44 (the "New Exercise Price"). The remaining terms of the Options shall remain unchanged.

Exercise Price and Share Prices
-------------------------------

     The closing prices of the Shares on the Nasdaq National Stock Market ("Nasdaq") and the Tel Aviv Stock Exchange ("TASE") on October 8, 2002, prior to the resolution of the Board of Directors to propose an amendment to the exercise price, were $4.70 and NIS 23.54, respectively. The exercise price of each Option (NIS 44) is approximately 87% higher than the closing price of the Shares on TASE.

     The closing prices of the Shares on Nasdaq and the TASE on November 14, 2002 were $5.25 and NIS 24.49, respectively.

The Reasoning of the Audit Committee and Board of Directors
------------------------------------------------------------

     The reason for amending the exercise price of the Options to the New Exercise Price (NIS 44 per each Option) instead of the previous exercise price, which was linked to changes in the exchange rate of the US dollar against the NIS is as follows:

     The Company's financial statements are prepared in accordance with the Israeli generally accepted accounting principals ("GAAP"), but also include explanatory notes adjusting the Company's financial statements to US GAAP. Under US GAAP, an exercise price that is not a fixed amount is considered a variable consideration.

     The value of the benefit at the time of grant of options to a director of a company, with a fixed consideration is determined in accordance with the difference, on the date of grant, between the value of the granting company's shares and the value of the consideration from the exercise of such options. The value of such benefit is accounted as wage expenses on such company's financial statements. Future changes in the prices of such company's shares are not reflected, therefore, in such company's financial statements.

     When the consideration for the options is variable (such as denominated in NIS but linked to the US dollar), the value of the benefit is determined at the end of each reporting period and the granting company is therefore exposed to a recording of wage expenses on its financial statements for each reporting period in an amount equal to the product of the increase in its share price during the reporting period and the number of the unexercised options. Note that the calculation of the benefit of an option with a variable consideration does not take into account the fact that the exercise price of the options may be "out of the money".

     In order to prevent the Company's exposure to the recording of wages expenses with respect to each reporting period, thereby adversely affecting the Company's results (in light of the increase in the market value of the Shares, regardless of the fact that the options are "out of the money" at the date of grant of the Options, the Company's Audit Committee and Board of Directors are proposing to amend the current variable exercise price of the Options to a fixed exercise price.

     The transaction is in favor of the Company.

     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the proposal to amend the exercise price of options granted to Mr. Mordechay Zisser to purchase 350,000 shares of the Company to NIS 44 per option, which exercise price has been approved by the Audit Committee and the Board of Directors and as presented to the shareholders, be, and the same hereby is, approved."
     ---------------------------------------------------------------------------

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

              APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT
                BETWEEN THE COMPANY AND MR. SHIMON YITZHAKI, THE
                        COMPANY'S PRESIDENT AND DIRECTOR

     Following the approval of the Audit Committee and the Board of Directors, and in light of the fact that Mr. Yitzhaki devotes at least 90% of his time to his positions with the Company and/or the Company's private subsidiaries, it is proposed to amend Mr. Yitzhaki's remuneration terms so that the monthly cost to the Company of his employment shall be amended from $30,000 to $33,750, translated into NIS and linked to the Israeli consumer price index, and the monthly cost to Europe-Israel of Mr. Yitzhaki's employment thereby shall be reduced to $3,750. If this proposal is approved by the shareholders, the raise of the monthly cost to the Company of Mr. Yitzhaki's employment and the reduction of the cost to Europe-Israel, as described above, shall become effective in the first calendar month following such approval.

     It should be noted that the aggregate monthly cost of Mr. Yitzhaki's employment with the Europe-Israel group shall remain unchanged, and that such monthly cost includes customary benefits, the use of a car fully maintained by the Company, and reimbursement of expenses incurred by Mr. Yitzhaki in connection with his services in the foregoing capacities.

     If this proposal is approved by the shareholders, Mr. Yitzhaki will devote at least 90% of his working time to the Company. The remaining terms of Mr. Yitzhaki's employment by the Company shall remain unchanged.

     It is proposed that the following resolution be adopted at the Meeting:

     ---------------------------------------------------------------------------
     "RESOLVED, that the amendment to the remuneration terms of Mr. Shimon Yitzhaki, the Company's President and director, having been approved by the Audit Committee and the Board of Directors, be, and the same hereby is, approved and ratified."
     ---------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

     In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2001.

                                 OTHER BUSINESS

     The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

     The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company not later than 24 hours before the Meeting.

                                By Order of the Board of Directors,

                                MR. MORDECHAY ZISSER
                                Executive Chairman of the Board of Directors

                                MR. SHIMON YITZHAKI
                                President

                                    EXHIBIT 2
                                    ---------

                           ELBIT MEDICAL IMAGING LTD.

        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
         GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 25, 2002

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shimon Yitzhaki, Rachel Lavine and Marc Lavine, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Medical Imaging Ltd. (the "Company"), standing in the name of the undersigned at the close of business on November 18, 2002, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 13 Mozes Street, second floor, Tel Aviv, Israel, on Wednesday, December 25, 2002, at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

     The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

     The shares represented by this proxy card will be voted in the manner directed. If no instructions to the contrary are indicated, the shares will be voted "FOR" Proposals 1 through 5 and 8 (with respect to Proposals 6 and 7, see the specific instructions set forth on the reverse side), and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

      --------------------------------------------------------------------

|X|  Please mark your votes as in this
     example.

Proposal 1: Re-election of the named nominees to serve on the Company's board of directors.*

                                                   FOR              WITHHOLD
                                                                    AUTHORITY

                                                  ------                 ----

                                                  ------                 ----

     (Nominees: Mordechay Zisser; Shimon Yitzhaki; Rachel Lavine; Avraham Elimelech Firer; Joshua (Shuki) Forer; Shalom Singer)

     *INSTRUCTION: To withhold authority to vote for any individual nominee, cross out such nominee's name.

Proposal 2: Approval of the appointment of the Company's auditors for the fiscal year ended December 31, 2002 and authorization of the Company's board of directors to determine the auditors' remuneration.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------

Proposal 3: Approval of the purchase by the Company of an insurance policy covering liability of officers and directors who are Non-Controlling Shareholders of the Company, including as officers or directors of the Company's subsidiaries.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------

Proposal 4: Approval of the grant of an annual bonus to the President and director of the Company for the fiscal year ended December 31, 2001.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------

Proposal 5: Appointment of an external director to the board of directors of the Company.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------

Proposal 6: Approval of an employment agreement between the Company and the Executive Chairman of the board of directors and the indirect controlling shareholder of the Company.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------

         Do you have a personal interest in the transaction underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6.)

                                                        YES           NO

                                                       ------       ------

                                                       ------       ------

Proposal 7: Approval of an amendment to the exercise price of options to purchase 350,000 ordinary shares of the Company granted to the Executive Chairman of the board of directors and the indirect controlling shareholder of the Company.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------

     Do you have a personal interest in the transaction underlying Proposal 7? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 7.)

                                                        YES           NO

                                                       ------       ------

                                                       ------       ------

Proposal 8: Approval of an amendment to the remuneration terms of the President and director of the Company.

                                                    FOR      AGAINST     ABSTAIN

                                                  -------    -------     -------

                                                  -------    -------     -------


                                     -iii-